MEDICAL ACTION INDUSTRIES INC.
1977-2002
ANNUAL REPORT

Celebrating 25 Years
of Exceptional Service to the
Medical Community.

Company Profile

Headquartered in Hauppauge, New York, Medical Action Industries Inc. develops, manufactures, markets and distributes a variety of disposable, surgical related products. The Company's products are marketed primarily to acute care facilities in domestic and certain international markets. Further, the Company is expanding its target market to include physician, dental and veterinary offices.

Medical Action is the leading manufacturer and distributor of sterile laparotomy sponges and sterile operating room towels in the United States. The Company's products are marketed through an extensive network of independent distributors, direct sales personnel and manufacturers' representatives. Medical Action has preferred vendor agreements with national distributors, as well as sole source and/or committed contracts with nearly every major group purchasing alliance. The Company also manufactures its products under private label contracts to other distributors and medical suppliers. Medical Action's manufacturing, packaging and warehousing activities are conducted in its Arden, North Carolina facility.

Selected Financial Data

                                                                     Year ended March 31,
                                               2002              2001              2000             1999              1998
                                               ----              ----              ----             ----              ----
Earnings Data
Net Sales                                  $82,836,049       $75,441,354      $70,951,533       $57,500,109      $54,640,129
Income before income taxes                  10,135,419         7,369,627        5,284,900         3,167,424        2,756,096
Net income                                   6,270,645         4,407,845        3,238,062         1,915,437        1,684,243
Net income per common share:
         Basic                                     .68               .48              .36               .23              .21
         Diluted                                   .62               .46              .35               .21              .19
Balance Sheet Data
Total assets                               $49,647,167       $39,804,201      $39,154,448       $40,152,793      $31,880,894
Working capital (1)                         15,402,142        16,687,809       16,785,870        14,194,637       11,108,552
Long-term debt including capital leases
         (less current portion)              8,380,000        7,626,872         11,329,668       13,210,729        6,142,900
Shareholders' equity (2)                    33,758,608       25,921,517         21,751,373       17,896,379       15,535,456

(1) See Management's Discussion and Analysis of Financial Condition and Results of Operations.
(2) There were no cash dividends declared in any of the periods presented above.


25 years... at a glance

Medical Action has just celebrated the 25th anniversary of its founding on April 1, 1977. On this special 25th anniversary, it is our pleasure to share with you our shareholders, customers, employees, healthcare partners and community friends some of the highlights of the first 25 years and our dreams for the next 25.

We began in the humblest of circumstances in a small office in a New York suburb. From 2 employees and $100 in revenue in our first month, we have grown to a diversified disposable medical device manufacturer approaching $83,000,000 in revenue and 300 employees serving healthcare professionals around the world.

Today, Medical Action is recognized as a market leader with a reputation for manufacturing and marketing quality products.

What makes Medical Action unique? How were we able to start from such modest beginnings to become a market leader? After all, companies with far greater resources have attempted the same strategy and failed. While our 25th anniversary gives us the opportunity to reflect on these questions, certain key concepts come to mind. Management's philosophy continues to be one of focus on being the healthcare partner of choice. Our belief in a total commitment designed to provide superior service to customers and exceptional returns to shareholders. An acquisition program, which during the past eight years has provided Medical Action with a substantial increase in the breadth of product offerings and manufacturing competency. We have improved profitability by consolidating the acquired businesses and learning to be more efficient and effective. While continuing to seek attractive acquisitions, we have also enhanced profitability by pursuing quality in every aspect of our business. We have organized our manufacturing teams into value streams for each product segment to align their incentives and goals with those of the sales and marketing teams. The increase in productivity has lowered costs and increased capacity for future growth.

Our mission from the beginning has remained constant and simple:

o To strive without reserve for the greatest possible reliability and quality in our products; to be the unsurpassed standard of comparison and to be known as a company of dedication, honesty, integrity and service.

o To make a fair profit on current operations to meet our obligations, sustain our growth and reach our goals.

o To recognize the personal worth of employees by providing an employment framework that allows personal satisfaction in work accomplished, security, advancement opportunity and means to share in the company's success.

o To maintain good citizenship as a company.

Our employees not only believe in our mission, they live the mission and they are passionate about it. This passion expressed in our work is the outward expression of the true spirit of Medical Action.

For 25 years, Medical Action has been teaching the benefits of utilization reviews and standardized product offerings. By working closely with personnel from the operating room, central service, materials management and other departments, we have improved patient safety, lowered risks and improved efficiency, while reducing costs every year. As the past 25 years have demonstrated, there are few, if any, challenges that the Medical Action Team cannot meet and master. With the healthcare system changing so rapidly, financial stability, adaptability and the ability to react instantaneously has been fundamental to our success.Medical Action is proud of its rich history and looks forward to future relationships with our customers and healthcare partners. We recognize the importance of having a solid foundation of committed team members to achieve our goal of being the partner of choice. Now we have arrived at one of the best times in our history. While we are proud of our accomplishments, we are determined to keep growing and improving. We realize that past triumphs do not guarantee future success and that we must continue to provide quality products and outstanding service to our customers every day. Through our market leadership and financial strength, Medical Action employees will have more opportunities to grow in their careers and be leaders. Medical Action has been a good citizen of the communities in which we live and work. Our employees are actively giving back to their communities by serving many diverse organizations.

A major milestone like our 25th birthday gives us cause to reflect back and to project forward. But, unlike some who see this as a time to slow down, our ambitions and aspirations are accelerating on a well defined path. Wherever this vision leads us over the next 25 years, one thing is certain: our focus will remain the same, delivering the best products at the lowest cost with unsurpassed service to our customers. The first 25 years can only be termed extraordinary. We have accomplished a lot, but have no doubt that we have a lot to still accomplish.

To our Shareholders, Customers, Healthcare Partners and Teammates

Fiscal 2002 was yet another record breaking year for Medical Action. Our financial performance was outstanding, climbing to record levels by every important measure. We accomplished these results while driving our business forward, consummating our largest transaction to date, developing new products, maintaining our leadership position in the markets in which we compete and expanding and cultivating strategic partnerships throughout the supply chain. We continue to sustain our leadership role by being responsive to the ever-changing needs of our customers.

Our financial and operational momentum continued as we reported record revenue, record net income and record cash flow. We ended the year with 15 consecutive quarters of record net income and our 7th consecutive year of record revenue. During the past fiscal year, Medical Action was recognized by several well-respected publications relating to our financial and operating achievements. In October of 2001, Medical Action was named by Forbes Magazine as one of the top 200 small public companies in America and in March of 2002, Medical Action was recognized by Investor's Business Daily as one of the top 70 stable companies as measured by our earnings growth over the past 5 years. We are extremely pleased and honored to have received these accolades.

Besides being another record year from a financial standpoint, it was a year of significant change in the healthcare landscape as well as in the global economy, which included the admission, as of January 1, 2002, of the People's Republic of China into the World Trade Organization ("WTO"). As we have discussed for a number of years, we obtain a portion of our raw materials for operating room towels from China. These operating room towels were designated as a textile, for which an export visa was required. However, with China's admission into the WTO, export visas for operating room towels are no longer required. While change always involves new challenges, it also brings new opportunities.

As we have previously noted, this Annual Report marks a very special occasion, our 25th anniversary. Our accomplishments over the 25 years have been so significant, in fact, that they mark the transformation of Medical Action into a very different company from what it was just a decade ago. Reflecting on this past year's accomplishments, it is clear that Medical Action took an aggressive and proactive approach to maintain and enhance its position as a market leader. Our commitment to establishing and expanding strategic partnerships worldwide has been clearly defined. Towards the end of this past fiscal year, Medical Action completed its 7th transaction in the past 8 years with the acquisition of sterile kits for the insertion of intravenous catheters ("I.V. Start Kits") and sterile procedure trays containing components necessary for the maintenance of large catheters inserted into the chest cavity ("Central-Line Dressing Trays") from Medi-Flex Hospital Products, Inc. This acquisition, as all of our transactions have been, was accretive to earnings immediately. This acquisition is further implementation of our strategy as an industry consolidator and is complimentary to our previous acquisition of the medical products division of Acme United Corp. The combination of expanded contracts, increased volumes and strategic product extensions will lead to increased synergies for Medical Action.

Our formula for success can be characterized by our dedication to innovation, efficiency, reliability and opportunity. As a result of executing this strategy, Medical Action completed its first quarter century in business with its best financial performance ever.

A key to Medical Action achieving its vision is for all Medical Action teammates to share in our values of respect, responsiveness and results. We believe that by truly respecting everyone on the team, bringing out the best in one another and consistently improving our responsiveness to our customers, we will consistently generate significant results. As a result, we are well-positioned to focus on three key goals: building the best team, being the best healthcare partner and generating the best investment for our shareholders. Building the best global team in healthcare may seem obvious, but it is not. The goal is not for individuals on the team to be right, but rather, to make sure we do the right thing consistently for customers, healthcare partners, shareholders and all members of the Medical Action team. We must attract, develop and retain the best people and create an environment that inspires, motivates and rewards teams and individuals. We must build a culture of speed and clarity in everything we do.

Being the best healthcare partner is creating sustainable win-win relationships with our customers and healthcare partners. We must remain extremely focused and align our priorities with the requirements of our customers and healthcare partners. We need to consistently develop innovative products to meet their needs. We are making progress and are always striving to make improvements.

We believe there are several key drivers of shareholder return. It is crucial to have a strong team and be customer focused, but we must also be innovative. We will do this by developing new products through internal development, acquisitions and strategic alliances, which will generate profitable growth in sales and earnings leading to long-term growth in cash flow. We are extremely pleased that our efforts of the past few years in communicating our strategy with shareholders and the investment community were recognized during fiscal 2002. While we achieved many new all-time highs for the price of our common stock during fiscal 2002, we believe that we still have much more to accomplish; we are by no means resting on our laurels. It is extremely important to understand that we are totally committed to expanding the shareholder value of Medical Action. During the coming year, we will increase the awareness of our strategies and opportunities, as well as maximize the return from your investment in our shares.

The successful execution of our strategy in fiscal 2002 produced our best financial performance ever. There has been no year in our 25-year history as fiscal 2002. Our financials speak for themselves. Net sales increased to a record $82,836,000, compared with $75,441,000 in fiscal 2001. Net income for the year rose 42% to a record $6,271,000, compared with $4,408,000 one year ago. Earnings per basic share increased to a record $.68 from $.48 and earnings per diluted share increased to a record $.62 from $.46.

During fiscal 2002, we also achieved our goal of strengthening our balance sheet as shareholder's equity increased to $33,759,000 or $3.55 per outstanding share and our total assets increased to $49,647,000 from $39,804,000 in fiscal 2001. Net cash provided by operating activities increased a record $5,044,000 to $11,074,000 for the twelve months ended March 31, 2002 from $6,030,000 for the same period last year.

This strong cash flow will allow us to internally fund acquisitions, develop new products and increase our return to shareholders. We maintain a keen eye towards maximizing shareholder return through a unique combination of cost control and programmed growth. Medical Action's financial philosophy is based on a simple commitment of increasing shareholder value. We are proud of our success and growth, but we are determined that we will not just grow for the sake of growth. Our strategic focus will continue to be on increasing return on equity and maintaining the product superiority and balance that have brought us so much success.

As we go forward, we'll continue to look at acquisitions that meet our criteria of being good fits strategically and making sense financially. In furtherance of this strategy, subsequent to year-end, we acquired the specialty packaging and collection systems for the containment of infectious waste and sterilization products business of MD Industries. This acquisition, which is accretive to earnings immediately, is our eighth transaction in the past eight years. While acquisitions get a lot of attention, organic growth is just as important. We have both organic growth and acquisition related growth.

With the healthcare system in the United States changing so rapidly, financial stability, adaptability and the ability to react quickly will be fundamental to our success. Industry dynamics, including increasing consolidation of manufacturers, distributors, hospitals and group purchasing organizations ("GPOs"), together with the cost pressures of a managed care environment, are providing greater incentives to reducing the number of duplicate vendors for product lines distributed to hospitals and healthcare facilities. Intense competition in the healthcare industry winnows out companies that don't deliver sufficient value. Quality, service, innovations, its people and its relationships with customers, combine to make Medical Action a leader in the markets it serves.

By remaining focused on being the supplier of choice throughout the healthcare supply chain, we have achieved preferred vendor status with firms that ship more than 80% of the products distributed to the hospital market. Our national accounts team continues to focus on the emerging external influences on hospital purchasing decisions, namely GPOs and distributors. By leveraging our domestic market share, low-cost supplier position and leadership in supply chain excellence, Medical Action's portfolio of sole source and/or committed contracts with GPOs is both extensive and complete and will continue to play an important role in our future growth.

Looking ahead to the new fiscal year, we believe that the opportunities in our markets make this an excellent time to invest in product development and thereby lay the foundation for sustained growth in the years ahead. Our balance sheet continues to be an important strategic asset as we move into the future; among other things, our financial strength gives us the ability to pursue attractive acquisition opportunities. Though we will continue to be prudent in evaluating future acquisitions, we will also continue to be on the lookout for those that make sense to Medical Action and our shareholders. The right kinds of acquisitions are those that sharpen our competitive edge, enhance our product portfolio, broaden our ability to offer superior products -- and do all these things relatively quick, not at some vaguely defined future time.

Our strategy continues to be based on leveraging our product leadership, winning a bigger share of our increasingly global markets, maintaining our leadership position in all key areas, providing superior customer value, and lowering customer's cost without sacrificing value. In the period ahead, in addition to pursuing the right kinds of acquisitions, our priorities will include the possibility of procuring strategic alliances aimed at increasing our penetration of the markets we are targeting. We are confident that our reputation will continue to grow in the year ahead, and that the actions we are taking today--the investments we are making--will yield important benefits for years to come. We are grateful to all our teammates, healthcare partners, customers and shareholders and everything that contributed to making our success possible.

I would also like to say on behalf of the Board of Directors and all the employees of Medical Action that our thoughts and prayers are with the families that experienced a loss in the September 11th tragedies.

Paul D. Meringolo
Chairman of the Board,
Chief Executive Officer and President

Grow. Perform. Innovate. Wow the Customer. Be a Good Citizen. Acquire. Partner. Learn. This is how we grow.

We begin our twenty-sixth year with great anticipation and fiscal confidence. Naturally, after seven consecutive years of record revenue and fifteen consecutive quarters of record net income, our outlook for the future is brighter than ever.

Our strong cash flow will allow us to internally fund acquisitions, develop new products and increase our return to shareholders.


Net Income               $(Millions)
'96                          .711
'97                          .971
'98                          1.68

'99                          1.92
'00                          3.24
'01                          4.41
'02                          6.27

Net Sales                $(Millions)
'96                          38.8
'97                          46.0
'98                          54.6
'99                          57.5
'00                          71.0
'01                          75.4
'02                          82.8

Shareholders Equity      $(Millions)
'96                          12.3
'97                          13.4
'98                          15.5
'99                          17.9
'00                          21.8
'01                          25.9
'02                          33.8

1977
Medical Action Industries Inc. is incorporated in the State of New York and the journey begins.

1980
Medical Action's revenues for fiscal 1980 approach $1,000,000.

1981
Medical Action acquires a majority interest in its North Carolina contract manufacturer.

1983
Requiring additional office and warehouse space, Medical Action moves its executive offices into a 17,800 sq. ft. facility at 1934 New Highway, Farmingdale, New York.

1984
Medical Action becomes one of the leading manufacturers of laparotomy sponges. Medical Action successfully completes a $3,000,000 initial public offering.

1986
Medical Action introduces, under the trademark ACTISORB(R), a line of cotton absorbent operating room towels.

1987
Medical Action reincorporates in the State of Delaware.
Requiring significantly more space, manufacturing operations move into a 52,000 sq. ft. facility in Asheville, North Carolina.

1988
Medical Action's revenues for fiscal 1988 exceed $21,000,000.

1992
Paul D. Meringolo appointed President and Director of Medical Action Industries Inc.

The Company's New York headquarters move to 150 Motor Parkway, Hauppauge, New
York

1993
Medical Action implements electronic data interchange ("EDI"), which allows for paperless transactions, including order entry, reduces costs and permits our partners to reduce inventory levels.

1994
Medical Action acquires the disposable surgical products business of QuanTech, Inc.
Medical Action introduces a line of specialty sponges, which include dissecting sponges, tonsil sponges, stick sponges and eye spears.

1996
Medical Action acquires the sterilization packaging, monitoring and contamination control products business of Lawson Mardon Medical Products, Inc.

1997
Medical Action acquires all the assets of the specialty packaging business of Dayhill Corp. Paul D. Meringolo named Chief Executive Officer.

1998
Record revenue for March 31st of $54,640,000 and record earnings of $1,684,000. Medical Action acquires the sponge counter product lines of Sage Products, Inc. Medical Action enters the Latin American market.

1999
Record revenue for March 31st of $57,500,000 and record earnings of $1,915,000. Medical Action acquires small kit and tray business of Acme United Corp. Medical Action launches investor relations Web site.

2000
Record revenue of $70,952,000 and record earnings of $3,238,000. Board of Directors authorized 500,000 Share Re-purchase Program.
Medical Action acquires new corporate headquarters.

2001
Named by Forbes Magazine as "Top 200 Small Public Companies in America." Medical Action acquires I.V. start kits and central line dressing trays from Medi-Flex.

2002
Completed our 25th year in business with 15 consecutive quarters of record earnings and 7 consecutive years of record revenue.
Named by Investor's Business Daily as number 13 in "Stable 70."

                               Table of Contents

                                                                 page
                                                                 ----
Management's Discussion and Analysis of Financial Condition        6
Balance Sheets                                                    10
Statements of Earnings                                            11
Statement of Shareholders' Equity                                 12
Statements of Cash Flows                                          13
Notes To Financial Statements                                     14
Summary of Quarterly Financial Data (unaudited)                   24

Management's Discussion and Analysis of Financial Condition

The following management's discussion and analysis describes material changes in the results of operations of Medical Action Industries Inc. ("Medical Action" or the "Company") during each of the three years ended March 31, 2002 and the Company's financial condition at that date. Trends of a material nature are discussed to the extent known and considered relevant.

Certain statements in this discussion constitute forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Statements indicating the Company "plans," "expects," "estimates" or "believes" are forward-looking statements that involve known and unknown risks, including the Company's future economic performance and financial results. The forward-looking statements relate to (i) expansion of the Company's market share, (ii) the Company's growth into new markets, (iii) internal development of new products and product lines, and (iv) retention of the Company's earnings for use in the operation and expansion of its business.

Important factors and risks that could cause actual results to differ materially from those referred to in the forward-looking statements include, but are not limited to, the effect of economic and business conditions, the impact of healthcare reform, opportunities for acquisitions, the Company's ability to effectively integrate acquired companies, the ability of the Company to maintain its gross profit margins, the ability to obtain additional financing to expand the Company's business, the ability to successfully compete with the Company's competitors that have greater financial resources, the availability and possible increases in raw material prices, the impact of current or pending legislation and regulation, as well as the risks described from time to time in the Company's filings with the Securities and Exchange Commission, which include its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

The forward-looking statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could affect actual results, performance and/or achievements, expressed or implied, by the forward-looking statements, and that in light of the significant uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. The Company undertakes no obligation to update periodically any forward-looking statement, whether as a result of new information, future events or otherwise.

RESULTS OF OPERATIONS
FISCAL 2002 COMPARED TO
FISCAL 2001

Net sales for the fiscal year ended March 31, 2002 increased 10% to $82,836,000 from $75,441,000 for the fiscal year ended March 31, 2001. The increase in net sales was primarily attributable to a $3,872,000 or 40% increase in net sales of small kits and trays; a $2,318,000 or 11% increase in net sales of operating room towels; and a $1,932,000 or 71% increase in net sales of collection systems/biohazardous bags. Those increases more than offset the $1,081,000 or 5% decrease in net sales of laparotomy sponges. Management believes that the increase in net sales of small kits and trays was primarily attributable to net sales of small kits and tray products acquired from Medi-Flex on November 30, 2001. The increase in operating room towels and collection system/biohazardous bags was primarily due to greater market penetration. The decrease in the sales of laparotomy sponges was primarily due to a correction by international distributors of inventory levels of laparotomy sponges to reflect actual customer demand of international sales of laparotomy sponges. The Company's international sales during the year ended March 31, 2002 was $3,026,000 or 4% of total net sales as compared to $3,879,000 or 5% of total net sales for the fiscal year ended March 31, 2001.

The Company obtains a portion of its raw materials for operating room towels from the People's Republic of China. These operating room towels were designated as a textile, for which an export visa is required. However, with the admission of the People's Republic of China into the World Trade Organization ("WTO"), export visas for operating room towels are no longer required. As a result, the Company believes that sales of this product will become more competitive and average selling prices will decline during fiscal 2003. In addition, the Company believes that it would be able to maintain its market share and gross margin dollars of these products.

Gross profit increased $3,383,000 or 15% to $25,535,000 for the fiscal year ended March 31, 2002 as compared to $22,152,000 for the prior fiscal year. Gross profit as a percentage of sales for the fiscal year ended March 31, 2002 increased to 31% as compared to 29% for the prior fiscal year. The increase in gross profit dollars and gross margin percentage for the fiscal year ended March 31, 2002 was due to increased sales volume, increased manufacturing efficiencies at the Company's manufacturing facility in North Carolina and a decrease in raw material costs.

Selling, general and administrative expenses increased by $929,000 to $15,208,000 for the fiscal year ended March 31, 2002 from $14,279,000 for the prior fiscal year. As a percentage of net sales, selling, general and administrative expenses decreased to 18% as compared to 19% for the prior fiscal year. The decrease in selling, general and administrative expense dollars as a percentage of sales was primarily attributable to increased administrative efficiencies and the $454,000 of goodwill and trademarks amortization no longer recognized, as the Company, effective April 1, 2001, has adopted the provisions of SFAS No. 142. The increase in selling, general and administrative expenses consisted primarily of increased selling expenses associated with achieving higher sales. The increase in selling expenses consisted primarily of increased commissions and salaries. Interest expense decreased 53% to $265,000 or .3% of net sales from $567,000 or 1% of net sales for the fiscal years ended March 31, 2002 and March 31, 2001, respectively. The decrease in interest expense was attributable to a decrease in the average principal loan balances outstanding and lower interest rates during the fiscal year ended March 31, 2002 as compared to the fiscal year ended March 31, 2001. The decrease in the average principal loan balances outstanding during the year was primarily attributable to net cash provided from operating activities during fiscal 2002.

Net income for the fiscal year ended March 31, 2002 was $6,271,000 or $.68 per basic share and $.62 per diluted share as compared to $4,408,000 or $.48 per basic share and $.46 per diluted share for the fiscal year ended March 31, 2001. The increase in net income was attributable to the increase in net sales, gross profits and a decrease in interest expense, which were partially offset by an increase in selling, general and administrative expenses.

RESULTS OF OPERATIONS
FISCAL 2001 COMPARED TO
FISCAL 2000

Net sales for the fiscal year ended March 31, 2001 increased 6% to $75,441,000 from $70,952,000 for the fiscal year ended March 31, 2000. The increase in net sales was primarily attributable to a $1,780,000 or 23% increase in net sales of small kits and trays; a $1,314,000 or 6% increase in net sales of operating room towels and an $825,000 or 44% increase in net sales of collection systems/biohazardous bags. Management believes that the increase in net sales of small kits and trays, operating room towels and collection systems/biohazardous bags product lines was primarily due to greater domestic market penetration.

Gross profit increased $3,843,000 or 21% to $22,152,000 for the fiscal year ended March 31, 2001 as compared to $18,309,000 for the prior fiscal year. Gross profit as a percentage of sales for the fiscal year ended March 31, 2001 increased to 29% as compared to 26% for the prior fiscal year. The increase in gross profit dollars and gross margin percentage for the fiscal year ended March 31, 2001 was due to increased sales volume, increased manufacturing efficiencies at the Company's manufacturing facility in North Carolina and a decrease in raw material costs.

Selling, general and administrative expenses increased by $2,076,000 to $14,279,000 for the fiscal year ended March 31, 2001 from $12,203,000 for the prior fiscal year. As a percentage of net sales selling, general and administrative expenses increased to 19% as compared to 17% for the prior fiscal year. The increase in selling, general and administrative expense dollars as a percentage of sales was primarily attributable to increased selling expenses associated with achieving higher net sales. The increase in selling expenses consisted primarily of increased commissions, salaries and shipping costs. The increase in salaries was in part due to the expansion of existing sales territories as well as expansion into new markets.

Interest expense decreased 69% to $567,000 or 1% of net sales from $822,000 or 1% of net sales for the fiscal years ended March 31, 2001 and March 31, 2000, respectively. The decrease in interest expense was attributable to a decrease in the average principal loan balances outstanding during the fiscal year ended March 31, 2001 as compared to the fiscal year ended March 31, 2000. The decrease in principal loan balances outstanding during the year was primarily attributable to net cash provided from operating activities during fiscal 2001.

Net income for the fiscal year ended March 31, 2001 was $4,408,000 or $.48 per basic share and $.46 per diluted share as compared to $3,238,000 or $.36 per basic share and $.35 per diluted share for the fiscal year ended March 31, 2000. The increase in net income was attributable to the increase in net sales, gross profits and a decrease in interest expense, which were partially offset by an increase in selling, general and administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES

Current assets have decreased $414,000 to $21,929,000 at March 31, 2002 from $22,343,000 at March 31, 2001. The decrease was primarily attributable to a $760,000 decrease in accounts receivable. The decrease in accounts receivable was attributed to a reduction of days sales outstanding. The Company had working capital of $15,402,000 with a current ratio of 3.4 at March 31, 2002 as compared to working capital of $16,688,000 with a current ratio of 4.0 at March 31, 2001. Total borrowings outstanding were $10,540,000 with a debt to equity ratio of .31 at March 31, 2002 as compared to $8,985,000 with a debt to equity ratio of .35 at March 31, 2001. The increase in total borrowings outstanding at year-end was primarily attributable to the utilization of funds under the Company's existing credit facility to purchase certain assets relating to the medical products business of Medi-Flex on November 30, 2001.

On November 28, 2001, the Company signed a Loan Agreement and Revolving Credit Note (the "Agreement") with its existing bank. The Agreement, which expires on March 31, 2003, contains a borrowing limit of $20,000,000. The Agreement bears interest at either the prime lending rate or at the LIBOR rate plus applicable margins. Long-term funds available under this Agreement amounted to $11,000,000 at March 31, 2002, as defined in the borrowing base formula. The loan amount is collateralized by all of the assets of the Company and contains restrictive covenants, which limits certain transactions, requires maintenance of financial ratios and prohibits the payment of dividends. At March 31, 2002, the Company was in compliance with all such covenants and financial ratios.

The Company has financed its operations primarily through cash flow from operations and borrowings from its existing credit facilities. At March 31, 2002, the Company had a cash balance of $785,000 as compared to $640,000 at March 31, 2001. The Company's operating activities provided cash of $11,074,000 and $6,030,000 for the years ended March 31, 2002 and 2001, respectively. Net cash provided during the year ended March 31, 2002 consisted primarily of net income from operations, depreciation and amortization, decrease in accounts receivable, and increases in accrued income taxes and accrued expenses. Investing activities used net cash of $11,990,000 and $2,067,000 during the years ended March 31, 2002 and 2001, respectively. The principal use during the year ended March 31, 2002 was for the acquisition of certain assets relating to the medical products business of Medi-Flex on November 30, 2001. The purchase price and related acquisition costs for the Medi-Flex business was approximately $11,269,000.

Financing activities provided cash of $1,062,000 and used cash of $3,926,000 during the years ended March 31, 2002 and 2001, respectively. Financing activities during the year ended March 31, 2002 consisted of borrowings under the Company's existing credit facilities of $12,635,000, principally to finance the acquisition of certain assets relating to the medical products business of Medi-Flex, offset by principal payments of $11,163,000. Other financing activities include cash proceeds from the exercise of employee stock options of $923,000 and $1,333,000 was used for the repurchase of the Company's common stock.

On May 13, 2002, the Company has agreed, in principle, to acquire the specialty packaging and collection systems for the containment of infectious waste and sterilization products business of MD Industries of Northbrook, Illinois. MD Industries had net revenues in excess of $7,000,000 for the year ended December 31, 2001. The purchase price, which includes the purchase of inventory, certain fixed assets, trademarks and other intangible assets is approximately $9,500,000. The transaction is expected to close on or about June 21, 2002. It is expected that the purchase price will be financed by the Company through borrowings on our existing credit facility.

At March 31, 2002, the Company had no material commitments for capital expenditures. The Company believes that the anticipated future cash flow from operations, coupled with its cash on hand and available funds under its revolving credit agreement, will be sufficient to meet it working capital requirements for fiscal 2003.

The Company believes that the relatively moderate rates of inflation in 2002 and 2001 have not had a significant impact on sales and profitability.

QUANTITATIVE AND QUALITATIVE
DISCLOSURES ABOUT MARKET RISK

The Company is exposed to interest rate change market risk with respect to its credit facility with a financial institution which is priced based on the prime rate of interest plus a spread of up to 1/4%, LIBOR rate plus a spread of up to 21/2%, or at 11/4% over the prevailing bankers' acceptance rate. The spread over prime and LIBOR rates is determined based upon the Company's performance with regard to agreed-upon financial ratios. The Company decides at its sole discretion as to whether borrowings will be at prime, LIBOR or bankers' acceptance rates. At March 31, 2002, $6,300,000 was outstanding under the credit facility. Changes in the prime rate, LIBOR rates or bankers' acceptance rates during fiscal 2002 will have a positive or negative effect on the Company's interest expense. Each 1% fluctuation in the interest rate will increase or decrease interest expense for the Company by approximately $63,000 on an annualized basis.

In addition, the Company is exposed to interest rate change market risk with respect to the proceeds received from the issuance and sale by the Buncombe County Industrial and Pollution Control Financing Authority Industrial Development Revenue Bonds. At March 31, 2002, $4,240,000 was outstanding for these Bonds. The Bonds bear interest at a variable rate determined weekly. During fiscal 2002, the average interest rate on the Bonds approximated 2.7%. Each 1% fluctuation in interest rates will increase or decrease the interest expense on the Bonds by approximately $42,000 on an annualized basis.

A significant portion of the Company's raw materials are purchased from India and China. All such purchases are transacted in U.S. dollars. The Company's financial results, therefore, could be impacted by factors such as changes in foreign currency, exchange rates or weak economic conditions in foreign countries in the procurement of such raw materials. To date, sales of the Company's products outside the United States have not been significant.

CRITICAL ACCOUNTING POLICIES

Financial Reporting Release No. 60, which was recently published by the SEC, recommends that all companies include a discussion of critical accounting policies used in the preparation of their financial statements. The Company's significant accounting policies are summarized in Note 1 of its financial statements. While all these significant accounting policies impact its financial condition and results of operations, the Company views certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on the Company's financial statements and require management to use a greater degree of judgment and/or estimates. Actual results may differ from those estimates.

The Company believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause a material effect on the Company's consolidated results of operations, financial position or liquidity for the periods presented in this report.

The accounting policies identified as critical are as follows:

Revenue Recognition - The Company recognizes revenues in accordance with generally accepted accounting principles as outlined in SAB No. 101 which requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) product delivery, including customer acceptance, has occurred or services have been rendered; (3) the price is fixed or determinable and (4) collectibility is reasonably assured. The Company believes that its revenue recognition policy is critical because revenue is a very significant component of its results of operations. Decisions relative to criteria (4) regarding collectibility are based upon management judgments and should conditions change in the future and cause management to determine this criteria is not met, the Company's recognized results may be affected. Income Taxes - In preparing the Company's financial statements, income tax expense is calculated for each of the jurisdictions in which the Company operates. This process involves estimating actual current taxes due plus assessing temporary differences arising from differing treatment for tax and accounting purposes which are recorded as deferred tax assets and liabilities. Deferred tax assets are periodically evaluated to determine their recoverability, and where their recovery is not likely, a valuation allowance is established and a corresponding additional tax expense is recorded in the Company's statement of operations. In the event that actual results differ from the Company's estimates given changes in assumptions, the provision for income taxes could be materially impacted. As of March 31, 2002, no valuation allowance existed on the Company's books. The total net deferred tax liability as of March 31, 2002 was $764,000.

Inventories - The Company values its inventory at the lower of the actual cost to purchase and/or manufacture or the current estimated market value of the inventory. On an ongoing basis, inventory quantities on hand are reviewed and an analysis of the provision for excess and obsolete inventory is performed based primarily on the Company's estimated sales forecast of product demand, which is based on sales history and anticipated future demand. A significant increase in the demand for the Company's products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. Additionally, the Company's estimates of future product demand may prove to be inaccurate in which case the Company may have understated or overstated the provision required for excess and obsolete inventory. In the future, if the Company's inventory is determined to be overvalued as a result of understating its provision for excess and obsolete inventory, such costs would be required to be recorded in its cost of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale. Therefore, although every effort is made to ensure the accuracy of the Company's forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of the Company's inventory and reported operating results. Historically, the Company has not experienced any significant inventory write-downs due to excess and obsolete inventory.

Goodwill and Other Intangibles - Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market value of the assets and liabilities purchased, with the excess value, if any, being classified as goodwill. In addition, as described in Notes 4 and 5 of the Company's financial statements, as a result of the Company's acquisitions, values were assigned to intangible assets for trademarks, non-compete agreements and supply agreements. Finite useful lives were assigned to these intangibles, if appropriate, and they will be amortized over their remaining life. As with any intangible asset, future write-downs may be required if the value of these assets becomes impaired.

Property, Plant and Equipment - Property, plant and equipment are depreciated over their useful lives. Useful lives are based on management's estimates of the period that the asset will generate revenue. Any change in conditions that would cause management to change its estimate as to the useful lives of a group or class of assets may significantly impact the Company's depreciation expense on a prospective basis.

Allowance for Doubtful Accounts - The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current credit worthiness, as determined by a review of their current credit information. The Company continuously monitors collections and payments from customers and a provision for estimated credit losses is maintained based upon its historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within the Company's expectations and the provisions established, the Company cannot guarantee that the same credit loss rates will be experienced in the future. Concentration risk exists relative to the Company's accounts receivable, as 66% of the Company's total accounts receivable balance for fiscal 2002 is concentrated in three distributors. While the accounts receivable related to these distributors may be significant, the Company does not believe the credit loss risk to be significant given the consistent payment history of these distributors.

Recent Accounting Pronouncements - In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management believes the adoption of SFAS No. 143 will not have a material impact in the Company's results of operations or financial position. In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. This statement is not applicable to goodwill or intangible assets that are not being amortized, and certain other long-lived assets. Adoption of this standard is required no later than the first quarter of fiscal 2003. Management believes that the adoption of SFAS No. 144 will not have a material impact on its results of operations or financial position.







                                 Balance Sheets
                         MEDICAL ACTION INDUSTRIES INC.

                                                                                                 March 31,
                                                                                   2002                           2001
                                                                                   ----                           ----
Assets
Current assets:
  Cash                                                                        $   785,229                    $   639,548
  Accounts receivable, less allowance for doubtful
    accounts of $234,000 at March 31, 2002 and
    $193,000 at March 31, 2001                                                  7,846,346                      8,606,318
  Inventories, net                                                             12,666,085                     12,547,526
  Prepaid expenses                                                                332,865                        283,586
  Deferred income taxes                                                           217,328                        210,758
  Other current assets                                                             81,265                         55,590
Total current assets                                                           21,929,118                     22,343,326
Property and equipment, net                                                     9,690,889                      9,617,292
Due from officers                                                                 382,051                        383,051
Goodwill                                                                       16,553,017                      6,772,736
Trademarks                                                                        569,000                        402,000
Other intangible assets                                                           350,833                              -
Other assets                                                                      172,259                        285,796
Total assets                                                                  $49,647,167                    $39,804,201

Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                                                             $2,434,199                     $2,109,158
  Accrued expenses                                                              1,913,306                      1,787,337
  Accrued income taxes                                                             19,471                        316,230
  Current portion of capital lease obligations                                          -                         82,792
  Current portion of long-term debt                                             2,160,000                      1,360,000
Total current liabilities                                                       6,526,976                      5,655,517
Deferred income taxes                                                             981,583                        600,295
Capital lease obligations, less current portion                                         -                          1,872
Long-term debt, less current portion                                            8,380,000                      7,625,000
                                                                              -----------                    -----------
                                                                               15,888,559                     13,882,684
Commitments and contingencies
Shareholders' equity:
  Preferred stock, 5,000,000 shares authorized, $.001 par value:
    none issued at March 31, 2002 and 2001
  Common stock, 15,000,000 shares authorized, $.001 par value:
    issued 9,496,949 shares at March 31, 2002 and 9,155,115 shares
    at March 31, 2001                                                               9,497                         9,155
Additional paid-in capital, net                                                11,001,947                     9,435,843
Retained earnings                                                              22,747,164                    16,476,519
Total shareholders' equity                                                     33,758,608                    25,921,517
Total liabilities and shareholders' equity                                    $49,647,167                   $39,804,201





        The accompanying notes are an integral part of these statements.

                             Statements of Earnings
                         MEDICAL ACTION INDUSTRIES INC.

                                                                                  Year ended March 31,
                                                                         2002             2001              2000
                                                                         ----             ----              ----
Net Sales                                                             $82,836,049      $75,441,354       $70,951,533
Cost of Sales                                                          57,301,092       53,289,057        52,642,270
Gross Profit                                                           25,534,957       22,152,297        18,309,263
Selling, general and administrative expenses                           15,208,484       14,278,551       12,202,514
Interest expense                                                          265,437          566,690          821,849
Interest (income)                                                         (74,383)         (62,571)               -
                                                                     ------------       ----------       ----------
                                                                       15,399,538       14,782,670       13,024,363
Income before taxes                                                    10,135,419        7,369,627        5,284,900
Income tax expense                                                      3,864,774        2,961,782        2,046,838
Net income                                                             $6,270,645       $4,407,845       $3,238,062
Net income per common share
         Basic                                                               $.68             $.48             $.36
         Diluted                                                             $.62             $.46             $.35



        The accompanying notes are an integral part of these statements.

                       Statement of Shareholders' Equity
                         MEDICAL ACTION INDUSTRIES INC.

                                        Common Stock             Total
                                   -----------------------     Additional         Deferred        Retained        Shareholders'
                                    Shares          Amount   Paid-In Capital    Compensation      Earnings           Equity
                                   ----------    ----------  ---------------   --------------  --------------   -----------------
Balance at April 1, 1999            8,574,289      $8,574       $9,122,969        $(65,776)        $8,830,612        $17,896,379

Issuance of common stock:
  On exercise of stock options and
  warrants, net                       623,733         624          276,116                            276,740
Amortization of deferred
  compensation                                                                      65,776             65,776
Tax benefit from vesting of stock
  under Restricted Management Stock
  Bonus Plan, exercise of warrants
  and options                                                                      274,416                               274,416
Net income                                                                       3,238,062          3,238,062
Balance at March 31, 2000            9,198,022       9,198       9,673,501               -         12,068,674         21,751,373

Issuance of common stock:
  On exercise of stock options, net     95,893          96         154,179                                               154,275
Fair value of warrants granted for
  services                                                          89,000         (89,000)                 -                  -
Amortization of warrants granted
  for services                          65,270                      65,270
Repurchase of common stock            (138,800)       (139)       (535,776)                                             (535,915)
Tax benefit from exercise of
  stock options                         78,669                      78,669
Net income                                                                        4,407,845         4,407,845
Balance at March 31, 2001           9,155,115        9,155       9,459,573          (23,730)       16,476,519         25,921,517

Issuance of common stock:
  On exercise of stock options and
  warrants, net                       553,134          553         922,081                            922,634
Amortization of warrants granted
  for services                                                      23,730           23,730
Repurchase of common stock           (211,300)        (211)     (1,332,968)                       (1,333,179)
Tax benefit from exercise of
  warrants and options                                           1,953,261                         1,953,261
Net income                                                       6,270,645                         6,270,645
Balance at March 31, 2002           9,496,949        $9,497    $11,001,947        $      -        $22,747,164        $33,758,608


         The accompanying notes are an integral part of this statement.

                            Statements of Cash Flows
                         MEDICAL ACTION INDUSTRIES INC.


                                                                                     Year ended March 31,
                                                                        2002                 2001                       2000
                                                                        ----                 ----                       ----
Operating activities
Net income                                                           $6,270,645            $4,407,845                 $3,238,062
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation and amortization                                     1,054,823             1,418,287                  1,318,272
    Provision for doubtful accounts                                      41,000                36,000                     28,000
    Deferred income taxes                                               374,718               (61,555)                    73,021
    Deferred compensation                                                23,730                65,270                     65,776
    Loss on sale of property and equipment                                    -                (3,313)                         -
    Tax benefit from exercise of warrants and options                 1,953,261                78,669                    274,416
    Changes in operating assets and liabilities, net of
      acquisitions:
Accounts receivable                                                     718,972              (902,912)                (1,701,520)
Inventories                                                             531,441               903,563                  2,014,154
Prepaid expenses, other current assets and other receivables            (74,954)              (64,864)                    87,960
Other assets                                                             27,537                54,203                     36,347
Accounts payable                                                        325,041              (769,881)                 1,103,827
Accrued income taxes                                                   (296,759)              424,023                    (83,214)
Accrued expenses, payroll and taxes                                     124,097               444,795                    254,949
Net cash provided by operating activities                            11,073,552             6,030,130                  6,710,050

Investing activities
Purchase price and related acquisition costs                        (11,269,280)                    -                     54,175
Purchases of property and equipment                                    (721,254)           (2,074,432)                  (819,314)
Proceeds from sale of property and equipment                                  -                 7,500                          -
Loans to officers - net                                                   1,000                     -                    (99,845)
Net cash used in investing activities                               (11,989,534)           (2,066,932)                  (864,984)

Financing activities
Proceeds from revolving line of credit,
  term loan and long-term borrowings                                 12,635,000             5,180,000                  7,346,920
Principal payments on revolving line of credit,
  long-term debt, and capital lease obligations                     (11,162,792)           (8,723,881)               (13,538,971)
Proceeds from exercise of employee stock options                        922,634               154,275                    276,740
Repurchases of company common stock                                  (1,333,179)             (535,915)                         -
Net cash provided by (used in) financing activities                   1,061,663            (3,925,521)                (5,915,311)
Increase (decrease) in cash                                             145,681                37,677                    (70,245)
Cash at beginning of year                                               639,548               601,871                    672,116
Cash at end of year                                                    $785,229              $639,548                   $601,871
Supplemental disclosures:
  Interest paid                                                        $402,201              $798,586                   $945,384
  Income taxes paid                                                  $1,833,608            $2,524,276                 $1,782,549


        The accompanying notes are an integral part of these statements.

                         Notes To Financial Statements
                 MEDICAL ACTION INDUSTRIES INC. o MARCH 31, 2002

Note 1 -- Significant Accounting Policies Inventories

Inventories are stated at the lower of cost or market net of reserve for obsolete and slow moving inventory. Cost is determined by the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost. Leases meeting the criteria for capitalization are recorded at the present value of future lease payments. Maintenance and repairs are charged to operations as incurred and expenditures for major improvements are capitalized. The carrying amount and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any resulting gain or loss is reflected in operations in the year of disposal. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the related assets (buildings-40 years; factory equipment-10 to 20 years; fixtures and other equipment-3 to 5 years). Accelerated methods of depreciation are used for tax purposes. Amortization of leasehold improvements is provided on the straight-line method over the period of their economic or related lease lives, whichever is less.

Intangibles

Intangibles, consisting primarily of goodwill, trademarks, a supply agreement and a non-competition agreement represent the excess of the aggregate price paid by the Company over the fair market value of the tangible assets acquired in business acquisitions accounted for as a purchase. Goodwill and trademarks will be tested for impairment periodically, in accordance with Statement No. 142 as issued by the Financial Accounting Standards Board. The other intangible assets will be amortized according to their useful lives.
The Company reviews for the impairment of long-lived assets and certain identifiable intangibles (including the excess of cost over fair value of net assets acquired and property and equipment) annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of the assets exceeds its fair value. The Company has not identified any such impairment losses.

Revenue Recognition

The Company recognizes sales as products are shipped and title passes to customers, net of the provision for allowances based on historical experience.

Currency

All of the Company's sales and purchases were transacted in U.S. dollars.

Stock Compensation

The Company measures employee and director compensation plans using the intrinsic value method and as provided in Note 11 pro forma disclosures of the effect on net income and earnings per share as if the fair value-based method had been applied in measuring compensation expense.

Earnings Per Share Information

Basic earnings per share is based on the weighted average number of common shares outstanding without consideration of potential common stock. Diluted earnings per share is based on the weighted average number of common and potential common shares outstanding. The calculation takes into account the shares that may be issued upon exercise of stock options and warrants, reduced by the shares that may be repurchased with the funds received from the exercise, based on average prices during the year. Excluded from the calculation of earnings per share are options and warrants to purchase 20,000, 7,500 and 72,500 shares in fiscal 2002, 2001 and 2000 respectively, as their inclusion would have been antidilutive. Note 10 displays a table showing the computation of basic and diluted earnings per share.

Business Concentrations

The Company manufactures and distributes disposable medical products principally to medical product distributors, and hospitals located throughout the United States. The Company performs credit evaluations of its customers' financial condition and does not require collateral. Receivables are generally due within 30-90 days. Credit losses relating to customers have historically been minimal and within management's expectations. (See Note 13 for major customers.)

A significant portion of the Company's raw materials are purchased from India and China. All such purchases are transacted in U.S.dollars. The Company's financial results, therefore, could be impacted by factors such as foreign currency, exchange rates or weak economic conditions in foreign countries in the procurement of such raw materials.

Use of Estimates and Fair Value of Financial Instruments

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Company has estimated the fair value of financial instruments using available market information and other valuation methodologies in accordance with Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments." Management of the Company believes that the fair value of financial instruments, consisting of cash, accounts receivable, accounts payable, and debt, approximates carrying value due to the immediate or short-term maturity associated with its cash, accounts receivable and accounts payable, and the interest rates associated with its debt.


Note 2 -- Inventories

Inventories consist of the following:

                                                                  March 31,
                                                      --------------------------------
                                                          2002                 2001
                                                      ------------         -----------
         Finished goods                                $6,049,169           $5,671,373
         Raw materials                                  6,616,916            6,876,153
         Total                                        $12,666,085          $12,547,526

Note 3 -- Property and Equipment

Property and equipment (including those arising from capital leases) are summarized as follows:

                                                                  March 31,
                                                      --------------------------------
                                                          2002                 2001
                                                      ------------         -----------
         Land and buildings                           $6,550,904            $6,531,176
         Machinery and equipment                       8,621,412             7,039,459
         Furniture and fixtures                          802,914               688,514
         Capital leases - equipment                       12,900               785,303
                                                      ------------         -----------
                                                      15,988,130            15,044,452
         Less accumulated depreciation
          and amortization                             6,297,241             5,427,160
                                                      ------------         -----------
                                                      $9,690,889           $ 9,617,292

Depreciation expense amounted to $947,657 and $878,287 in the fiscal years ended March 31, 2002 and 2001, respectively.

Note 4 -- Accounting for Business Combinations, Intangible Assets and Goodwill

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." The new standards require that all business combinations initiated after June 30, 2001 must be accounted for under the purchase method. In addition, all intangible assets acquired that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented or exchanged shall be recognized as an asset apart from goodwill. Goodwill and intangibles with indefinite lives will no longer be subject to amortization, but will be subject to at least an annual assessment for impairment by applying a fair value based test.

The Company has adopted as of April 1, 2001, the provisions of SFAS Nos. 141 and
142. Therefore, annual and quarterly amortization of goodwill and trademarks of $454,000 and $113,500 are no longer recognized. The Company has performed a transitional fair value based impairment test and has determined that no impairment of goodwill or trademarks exist as of April 1, 2001.

The following table presents a reconciliation of net income and earnings-per-share amounts, as reported in the financial statements, to those amounts adjusted for goodwill and intangible asset amortization determined in accordance with the provisions of SFAS No. 142.


                                                                                           Year Ended March 31,
                                                                           2002                    2001                    2000
                                                                           ----                    ----                    ----
         Reported net income                                            $6,270,645              $4,407,845              $3,238,062
           Add back: goodwill amortization                                       0                 429,000                 429,000
           Add back: trademarks amortization                                     0                  25,000                  25,000
           Income tax effect                                                     0                (182,000)               (176,000)
         Adjusted net income                                            $6,270,645              $4,679,845              $3,516,062


         Basic earnings per share:
         Reported net income                                                  $.68                    $.48                   $.36
         Goodwill amortization                                                 .00                     .05                    .05
         Trademarks amortization                                               .00                     .00                    .00
         Income tax effect                                                     .00                    (.02)                  (.02)
         Adjusted net income                                                  $.68                    $.51                   $.39


         Diluted earnings per share:
         Reported net income                                                  $.62                    $.46                   $.35
         Goodwill amortization                                                 .00                     .04                    .05
         Trademarks amortization                                               .00                     .00                    .00
         Income tax effect                                                     .00                    (.02)                  (.02)
         Adjusted net income                                                  $.62                    $.49                   $.38

Note 5 -- Acquisition

On November 30, 2001, the Company acquired certain assets relating to the medical products business of Medi-Flex Hospital Products, Inc., a Kansas corporation ("Medi-Flex"). The purchase price for the assets acquired was approximately $11,250,000, all of which was paid at closing.

The assets acquired included inventory, certain fixed assets, a supply agreement, a non-competition agreement and a trademark used in the manufacture of: (i) sterile kits for the insertion of intravenous catheters ("I.V. Start Kits"); and (ii) sterile procedure trays containing components necessary for the maintenance of large catheters inserted into the chest cavity ("Central Line Dressing Trays") (hereinafter the "Products").

The acquisition of the Medi-Flex business has been accounted for as a purchase pursuant to Statement No. 141 as issued by the Financial Accounting Standards Board. The operations of Medi-Flex have been included in the Company's statement of earnings since the acquisition date.

Pro forma information is not presented as complete historical operating results are not available. The following table summarizes the assets acquired from Medi-Flex and the allocation of the purchase price:

         Inventory                               $   650,000
         Factory and office equipment                300,000
         Goodwill                                  9,780,000
         Supply Agreement                             29,000
         Non-Competition Agreement                   343,000
         Trademark                                   167,000
                                                  ----------
                                                 $11,269,000

The Company, prior to this acquisition, sold a substantial portion of its products to the same customers that Medi-Flex sold its line of I.V. Start Kits and Central Line Dressing Trays. In addition, the Company manufactured and sold I.V. Start Kits and Central Line Dressing Trays prior to the acquisition. Essentially, the acquisition increased the Company's market share in these products, while gaining manufacturing efficiencies and the benefit of lower material costs. As a result of the acquisition, the Company has projected approximately $9.6 million of incremental sales to its existing customers of I.V. Start Kits and Central Line Dressing Trays with limited additional selling and general administrative expenses. The aforementioned were the primary reasons for the acquisition and the main factors that contributed to the purchase price and which resulted in the recognition of goodwill. For tax purposes, the goodwill will be deductible.

Goodwill and the trademark will be tested for impairment periodically, in accordance with Statement No. 142 as issued by the Financial Accounting Standards Board. The Supply Agreement will be amortized over a period of two years and the Non-Competition Agreement will be amortized over a period of seven years.

The Company utilized the funds available under its existing Revolving Credit Note and Loan Agreement in order to satisfy the purchase price. The funds provided under the Loan Agreement were made in the ordinary course of business.

Note 6 -- Related Party Transactions

In April of 2001, the Company made a loan to an officer, which totaled $125,675 bringing the cumulative total to $1,493,576 at March 31, 2002 from $1,368,901 at March 31, 2001.

The loans are classified as non-current assets except for the portions, which involve the purchase of the Company's common stock. The amount involving the purchase of the Company's common stock, which has been deducted from shareholders' equity, was $1,111,525, increased $125,675 from the year ended March 31, 2001. Certain loans, which relate to the exercise of stock options, aggregating approximately $883,000, bear interest at 7% and are due June 2004. A loan granted in April of 2001 totaling $125,675 which relates to the exercise of stock options bears interest at 7% and is due on May 1, 2006. The balance of the loans, which are non-interest bearing, are payable on demand; however, the Company does not presently anticipate demanding repayment.

In October 1997, the Company entered into a Consulting Agreement with the Company's former Chief Executive Officer and Chairman of the Board. The Consulting Agreement provides for an annual fee of $275,000, payable in equal monthly installments, for the ten (10) year period ending December 31, 2007. The consulting services to be provided to the Company include, but are not limited to, the evaluation of the progress of the Company's business development, analysis of the Company's financial condition and proposed operations and the projected financial results thereof. In addition, the Consulting Agreement provides that the Company's former Chief Executive Officer will not, either directly or indirectly, engage in any business competitive to that being carried on by the Company.

Note 7 -- Income Taxes

Income tax expense (benefit) consists of the following:

                                                              March 31,
                                                 2002            2001            2000
                                             -----------    ------------     -------------
         Current:
          Federal                             $3,033,179      $2,437,105        $1,704,232
          State                                  456,877         586,232           269,585
         Deferred                                374,718         (61,555)           73,021
                                             -----------    ------------     -------------
                                              $3,864,774       $2,961,782        $2,046,838

The following table indicates the significant elements contributing to the difference between the statutory federal tax rate and the Company's effective tax rate for 2002, 2001 and 2000:

                                                              March 31,
                                                 2002            2001            2000
                                             -----------    ------------     -------------
         Statutory rate                          34.0%          34.0%            34.0%
         State taxes                              3.2            4.7              3.5
         Nondeductible expenses                    .2             .8              1.2
         Other                                     .7             .7                -
         Effective tax rate                      38.1%          40.2%            38.7%

The components of deferred tax assets and deferred tax liabilities at March 31, 2002, 2001 and 2000 are as follows:

                                                              March 31,
                                                 2002            2001            2000
                                             -----------    ------------     -------------
         Deferred tax assets
          Inventory valuation allowance       $128,409        $137,419          $57,198
          Allowance for doubtful accounts       88,919          73,339           59,659
         Total deferred tax assets            $217,328        $210,758         $116,857
         Deferred tax liabilities
         Depreciation and amortization        $981,583        $600,295         $567,949

Note 8 -- Leases

The Company leases certain equipment and vehicles under noncancelable operating leases expiring in various years through fiscal 2006.

The following is a schedule of noncancelable operating leases with initial or remaining terms of one year or more at March 31, 2002:


                                            Operating
                                              Leases
                                            ---------
         Year ended March 31,
         2003                               $ 68,041
         2004                                 53,081
         2005                                 46,180
         2006                                 18,036
         2007                                  7,718
         Thereafter                            7,596
         Total minimum lease payments       $200,652

Rental expense under operating leases was $117,738, $210,260 and $286,091 for the fiscal years ended March 31, 2002, 2001 and 2000, respectively.

Note 9-- Long-term Debt

                                                      March 31,
                                             2002                   2001
                                          -----------          ------------
         Revolving credit agreement (a)   $         0          $    635,000
         Term loan (a)                      6,300,000             3,750,000
         Industrial Revenue Bonds (b)       4,240,000             4,600,000
                                          -----------          ------------
                                           10,540,000             8,985,000
         Less current portion               2,160,000             1,360,000
                                          -----------          ------------
                                           $8,380,000            $7,625,000


(a) On November 28, 2001, the Company signed a Loan Agreement and Revolving Credit Note with its existing bank. This agreement which expires on March 31, 2003, replaces the Fourth Amended and Restated Revolving Credit Note and Agreement with the same bank. The credit agreement provides for a borrowing of $20,000,000 and is divided into two types of borrowing facilities (i) a term loan with a principal amount of up to $9,000,000 and (ii) revolving credit loans, which amounts may be borrowed, repaid and reborrowed up to $11,000,000. Interest on the term loan (3.4% at March 31, 2002) shall equal the prime rate plus the prime applicable margin if any or at the Company's option at the adjusted LIBOR rate plus the LIBOR applicable margin. The margin's range from prime rate to prime rate plus 1/4% for prime rate loans and LIBOR plus 1 1/2% to LIBOR plus 2 1/2% for LIBOR rate loans. The rate is determined quarterly based on agreed-upon financial ratios. Interest on revolving credit loans (4.75% at March 31, 2002) shall equal the prime rate or at the Company's option at the LIBOR rate plus the applicable margin. The LIBOR margin ranges from LIBOR plus 1 1/2% to LIBOR plus 2 1/4%. The rates are determined quarterly based on agreed-upon financial ratios. The revolving credit agreement also has sublimits of $8,500,000 of bankers' acceptances, which bear interest at 1 1/4% over the prevailing bankers' acceptances rate, and a $4,000,000 sublimit for letters of credit. There were no outstanding bankers' acceptances at March 31, 2002 and 2001, respectively. The weighted average interest rate in such short-term borrowings outstanding was 3.4% at March 31, 2002. The term loan is payable in twenty (20) quarterly principal installments of $450,000, commencing on January 1, 2002 and continuing quarterly thereafter until September 1, 2006, when any remaining principal amount shall be due and payable. Due to accelerated payments on the term loan the Company anticipates that it will complete repayment of the term loan by March of 2003. Borrowings on the revolving credit agreement is further limited to 80% of eligible accounts receivable, as defined, and 55% of eligible inventory, as defined, with a sublimit of $7,000,000. Borrowings under this agreement are collateralized by all the assets of the Company, and the agreement contains certain restrictive covenants, which, among other matters, impose limitations with respect to the incurrence of liens, guarantees, mergers, acquisitions, capital expenditures, specified sales of assets and prohibits the payment of dividends. The Company is also required to maintain various financial ratios with which it is in compliance at March 31, 2002.

(b) On July 9, 1997 the Company acquired approximately 32 acres of land located in Arden, North Carolina and an existing 205,000 square foot building located thereon (the "Arden Facility"). The purchase price for the Arden Facility was $2,900,000, which was paid at closing. The acquisition of the Arden Facility was financed with the proceeds from the issuance and sale by The Buncombe County Industrial Facilities and Pollution Control Financing Authority of its $5,500,000 Industrial Development Revenue Bonds (Medical Action Industries Inc. Project), Series 1997 (the "Bonds"). Interest on the Bonds is payable on the first business day of each January, April, July and October commencing October, 1997 and ending July, 2013. Principal payments are due and payable in 60 consecutive quarterly installments of $90,000 commencing October 1, 1998 and ending July 1, 2013 with a final maturity payment of $190,000. The Bonds bear interest at a variable rate, determined weekly. The interest rate on the Bonds at March 31, 2002 was 1.7% per annum. In connection with the issuance of the Bonds, the Company entered into a Letter of Credit and Reimbursement Agreement dated as of July 1, 1997 with a bank for approximately $5,800,000 (the "Reimbursement Agreement") to support principal and interest payments of the Bonds and requires payment of an annual fee of .85% of the remaining balance. The Company also entered into a Remarketing Agreement, pursuant to which the Remarketing Agent will use its best efforts to arrange for a sale in the secondary market of such Bonds. The Remarketing Agreement provides for the payment of an annual fee of .125% of the remaining balance.
As of March 31, 1998, the Company had used all of the $5,500,000 proceeds from the Bonds for the purchase and rehabilitation of the Arden Facility and for the acquisition of machinery and equipment.

Maturities of long-term debt are as follows at March 31, 2002:

         2003                      $ 2,160,000
         2004                        2,160,000
         2005                        2,160,000
         2006                        1,260,000
         2007                          360,000
         Thereafter                  2,440,000
                                   -----------
                                   $10,540,000

Note 10 -- Earnings Per Share

                                                       2002                 2001                 2000
                                                    ------------       -------------       ---------------
         Numerator:
         Net income for basic and
           diluted earnings per share                $6,270,645         $4,407,845            $3,238,062
         Denominator:
         Denominator for basic
           earnings per share -
             weighted average shares                  9,251,430          9,217,635             9,007,934
         Effect of dilutive securities:
         Employee stock options                         850,888            346,906               332,875
         Non-vested restricted stock                          -                  -                 3,777
         Warrants                                        37,382             16,648                14,129
         Dilutive potential common shares               888,270            363,554               350,781
         Denominator for diluted earnings
           per share - adjusted
           weighted average shares                   10,139,700          9,581,189             9,358,715
         Basic earnings per share                          $.68               $.48                  $.36
         Diluted earnings per share                        $.62               $.46                  $.35

Note 11--Shareholders' Equity and Stock Plans

During fiscal 1990, the Company's Board of Directors and stockholders approved a Non-Qualified Stock Option Plan (the "Non-Qualified Option Plan"). The Non-Qualified Option Plan, as amended, authorizes the granting to employees of the Company options to purchase an aggregate of 2,150,000 shares of the Company's common stock. The options are granted with an exercise price equal to the fair market price or at a value that is not less than 85% of the fair market value on the date of grant. The options are exercisable in two equal installments on the first and second anniversary of the date of grant. Options expire from five to ten years from the date of grant unless the employment is terminated, in which event, subject to certain exceptions, the options terminate two months subsequent to date of termination. The number of shares exercisable at March 31, 2002, 2001 and 2000 were 304,375, 417,500 and 411,250, respectively.

In 1994, the Company's Board of Directors and stockholders approved the 1994 Stock Incentive plan (the "Incentive Plan"), which, as amended, covers 1,350,000 shares of the Company's common stock. The Incentive Plan, which expires in 2009, permits the granting of incentive stock options, shares of restricted stock and non-qualified stock options. All officers and key employees of the Company and its affiliates are eligible to participate in the Incentive Plan. The Incentive Plan is administered by the Stock Option Committee of the Board of Directors, which determines the persons to whom, and the times at which, awards will be granted. In addition, the Stock Option Committee decides the type of awards to be granted and all other related terms and conditions of the awards. The per share exercise price of any option may not be less than the fair market value of a share of common stock at the time of grant. Grants outstanding at March 31, 2002 vest in two equal installments on the first and second anniversary of the date of grant. Future grants may have different vesting schedules. The number of non-qualified options exercisable at March 31, 2002, 2001, and 2000 were 335,000, 510,000 and 380,000, respectively. No incentive options have been issued under this plan.

The Company's 1996 Non-Employee Director Stock Option Plan (the "Director Plan") was approved by the stockholders in August 1996 and covers 100,000 shares of the Company's common stock. Under the terms of the Director Plan, each non-employee director of the Company will be granted each year an option to purchase 2,500 shares of the Company's common stock with an exercise price equal to the fair market price of common stock at the time of grant. The authorization for grants under the Director Plan will expire after the annual meeting in 2006. All of the options to purchase 27,500 shares were exercisable at March 31, 2002.

During the year ended March 31, 2002, the Company repurchased and retired 211,300 shares of its common stock at an average price of $6.31 per share. In July 2000, as consideration for services received, the Board of Directors approved the issuance of a five-year warrant to purchase 50,000 shares of the Company's common stock, at $3.47 per share, the market value on the date of grant.

During the year ended March 31, 2002, 35,500 shares of the warrant were exercised through the cashless exercise provision in the agreement, pursuant to which, 24,031 shares of the Company's common stock were issued. Pursuant to an acquisition, the Board of Directors approved the issuance of a ten-year warrant to purchase 50,000 shares of the Company's common stock, at $2.84 per share. In August 2001, the warrant was exercised through the cashless exercise provision in the agreement, pursuant to which, 38,258 shares of the Company's common stock were issued.

Pursuant to an Employment Agreement, the Board of Directors approved the issuance of a five-year warrant to purchase 35,000 shares of the Company's common stock to a former principal stockholder of Dayhill Corporation, at $3.94 per share, the market value on the date of grant. In June 2001, the warrant was exercised through the cashless exercise provision in the agreement, pursuant to which 17,321 shares of the Company's common stock were issued.

Option activity under the option plans during the three years ended March 31, 2002 is summarized as follows:

                                                                                               1994 Stock Incentive Plan
                         1996 Non-Employee Weighted Non-Qualified Option Plan                 Directors Stock Option Plan
                         ----------------------------------------------------         ---------------------------------------------
                                                                                                                       Average
                           Number of  Option Price Per  Number of    Option Price      Number of     Option Price     Option Price
                            Shares          Share         Shares       Per Share         Shares        Per Share        Per Share
                          ----------- ---------------- -----------  --------------    ----------     ------------     -------------
Balance at April 1, 1999    800,000     $.97 - $3.88      810,000     $.97 - $3.38       15,000     $3.00 - $3.25        $2.32
Granted                     203,500    $2.63 - $3.00         -             -              7,500          $3.13           $2.87
Exercised                  (293,500)    $.97 - $3.50     (300,000)    $.97 - $2.38          -              -             $1.79
Cancelled                   (60,000)   $2.88 - $3.50         -             -                -              -             $3.24
Balance at March 31, 2000   650,000     $.97 - $3.88      510,000    $1.88 - $3.38       22,500      $3.00 - $3.25       $2.65
Granted                     190,250    $3.00 - $3.94         -             -              7,500         $3.94            $3.25
Exercised                  (115,000)    $.97 - $3.38         -             -                -              -             $2.05
Cancelled                   (51,000)   $2.63 - $3.88         -             -                -              -             $2.98
Balance at March 31, 2001   674,250    $1.69 - $3.75      510,000    $1.88 - $3.38       30,000      $3.00 - $3.94       $2.79
Granted                     204,500        $4.00           60,000    $4.00 - $17.79       7,500         $12.55           $6.16
Exercised                  (293,500)   $1.69 - $3.75     (175,000)       $1.88          (10,000)     $3.00 - $3.94       $2.29
Cancelled                    (5,750)   $3.00 - $3.31         -             -                -              -             $3.23
Balance at March 31, 2002   579,500    $2.09 - $4.00      395,000    $2.63 - $17.79      27,500      $3.00 - $12.55      $3.94

The following table summarizes additional information about stock options at March 31, 2002:

                                                         Options Outstanding        Options Exercisable
                                         Weighted-                                         Weighted-
                          Weighted-     Average Years                                      Average
Range of Number            Average        Remaining       Number                           Exercise
Exercise Price            Outstanding  Exercise Price  Contractual Life  Exercisable        Price
---------------          ------------  --------------  ---------------- ------------     -----------
$2.69 - $3.00              362,750        $2.85           5.8            304,125             $2.82
$3.125 - $4.00             581,750        $3.59           4.4            355,250             $3.35
$12.55                      37,500       $12.55           9.4              7,500            $12.55
$17.79                      20,000       $17.79           9.5                  -                -
Total                    1,002,000        $3.94           5.2            666,875             $3.21

Table of options and bonus shares available for future issuance as of March 31, 2002:

                                                   Non-Qualified      1994 Stock          1996 Directors
                                                    Option Plan     Incentive Plan      Stock Option Plan         Total
                                                   --------------   ---------------     ------------------    -------------
Authorized by Directors and Stockholders             2,150,000         1,350,000            100,000              3,600,000
Options previously exercised                         1,568,125           475,000             10,000              2,053,125
Bonus shares previously granted                              -            30,000                  -                 30,000
Options outstanding                                    579,500           395,000             27,500              1,002,000
Remaining for future issuance                            2,375           450,000             62,500                514,875

In accordance with the provisions of SFAS No. 123, the Company has elected to apply APB 25 and related interpretations in accounting for its employee and director stock-based awards because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123 requires use of option valuation models that were not developed for use in valuing such employee and director stock-based awards. For the years ended March 31, 2002, 2001, and 2000, all employee and director stock-based awards were granted with an exercise price equal to the fair market value of the Company's common stock on their date of grant. Therefore, under the provisions of APB 25, no compensation expense has been recognized with respect to such awards. If the Company had elected to recognize compensation expense based on the fair value of the employee and director stock-based awards granted at grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below:

                                               2002              2001              2000
                                            ----------        ----------       ------------
         Net income-as reported             $6,270,645        $4,407,845        $3,238,062
         Net income-pro forma                5,838,295         4,189,849         2,939,695
         Earnings per share-as reported:
           Basic                                  $.68              $.48              $.36
           Diluted                                 .62               .46               .35
         Earnings per share-pro forma
           Basic                                  $.63              $.45              $.33
           Diluted                                 .58               .44               .31

The fair value of the Company's employee and director stock-based awards is estimated on the date of grant using the Black-Scholes option-pricing model assuming no expected dividends and the following weighted average assumptions:

                                               2002              2001              2000
                                            ----------        ----------       ------------
         Expected stock price volatility          .512              .607              .613
         Risk-free interest rate                  5.17%             5.74%             6.09%
         Expected life of options              8 years           8 years           4 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee and director stock-based awards have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee and director stock options.

The weighted average fair value of stock-based awards granted is $3.93 in fiscal 2002, $2.22 in fiscal 2001 and $1.51 in fiscal 2000. The weighted-average remaining contractual life of all stock-based awards outstanding is 5.2 years in fiscal 2002, 3.7 years in fiscal 2001 and fiscal 2000. The weighted-average exercise price of all stock-based awards exercisable at March 31, 2002, 2001 and 2000 is $3.94, $2.70 and $2.49, respectively.


Note 12 -- Retirement Plan

Effective April 1, 1988, the Company adopted a retirement plan for all of its employees pursuant to section 401(k) of the Internal Revenue Code. Subject to the terms and conditions of the plan, each eligible employee may contribute up to 15% of his or her compensation as defined therein. In addition, the Plan provides for a discretionary matching company contribution of 25% of the employee's contribution up to a maximum of 6% of their compensation. The Company's contribution vests over a period of four years and amounted to $99,904 in 2002, $52,596 in 2001 and $56,653 in 2000.

Note 13 -- Other Matters

(a) Sales to Owens and Minor Inc., Allegiance Healthcare Corp., and McKesson General Medical (the "Distributors") accounted for approximately 33%, 28% and 10%, respectively, for the fiscal year ended March 31, 2002, 31%, 23% and 12% of net sales, respectively, for the fiscal year ended March 31, 2001, and 27%, 24% and 11%, respectively, for the fiscal year ended March 31, 2000. Although the Distributors may be deemed in a technical sense to be major purchasers of the Company's products, the Distributors typically serve as a distributor under a purchase order or supply agreement between the customer and the Company and do not purchase for their own accounts. The Company, therefore, does not believe it is appropriate to categorize the Distributors as actual customers.

(b) Product development costs charged to expense were $453,000, $457,000, and $519,000 for the years ended March 31, 2002, 2001 and 2000, respectively.

(c) The Company is a party to lawsuits arising out of the conduct of its ordinary course of business, including those related to product liability and the sale and distribution of its products, which management believes are covered by insurance. While the results of such lawsuits cannot be predicted with certainty, management does not expect that the ultimate liabilities, if any, will have a material adverse effect on the financial position or results of operations of the Company.

(d) The Company operates in one industry, disposable medical products.

(e) Shipping costs are included in Cost of Sales. Handling costs of $922,000, $996,000, and $819,000 for the years ended March 31, 2002, 2001 and 2000 respectively, are included in selling, general and administrative expenses.

(f) The Company's international sales were $3,026,000, $3,879,000 and $3,367,000 for the years ended March 31, 2002, 2001 and 2000, respectively.

Note 14 -- Subsequent Events

On May 13, 2002, the Company has agreed, in principle, to acquire the specialty packaging and collection systems for the containment of infectious waste and sterilization products business of MD Industries of Northbrook, Illinois. MD Industries had net revenues in excess of $7,000,000 for the year ended December 31, 2001. The purchase price, which includes the purchase of inventory, certain fixed assets, trademarks and other intangible assets is approximately $9,500.000. The transaction is expected to close on or about June 21, 2002. It is expected that the purchase price will be financed by the Company through borrowings on our existing credit facility.

Report of Independent Certified Public Accountants
Stockholders and Board of Directors
Medical Action Industries Inc.

We have audited the accompanying balance sheets of Medical Action Industries Inc. as of March 31, 2002 and 2001, and the related statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Action Industries Inc. as of March 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP
Melville, New York
May 20, 2002

                Summary of Quarterly Financial Data (unaudited)

                                                                 Quarter Ended
2002                                 June 30             Sept 30               Dec  31             March 31
                                  -------------      ---------------       ----------------     ---------------
Net Sales                           $20,088,783        $20,854,772           $20,429,472          $21,463,022
Gross Profit                          6,016,722          6,549,721             6,197,210            6,771,304
Net income                           $1,341,436         $1,590,753            $1,600,185           $1,738,271
Net income per common share
      Basic                                $.15               $.17                  $.17                 $.18
      Diluted                              $.14               $.16                  $.16                 $.17


                                                                 Quarter Ended
2001                                 June 30             Sept 30               Dec  31             March 31
                                  -------------      ---------------       ----------------     ---------------
Net Sales                           $18,808,407        $19,082,486           $18,533,641          $19,016,820
Gross Profit                          5,189,115          5,505,836             5,624,009            5,833,337
Net income                           $1,003,281         $1,050,965            $1,101,151           $1,252,448
Net income per common share
      Basic                               $0.11              $0.11                 $0.12                $0.14
      Diluted                             $0.11              $0.11                 $0.12                $0.13

Statement of Management Responsibility

The financial statements included in this annual report have been prepared by the management of Medical Action Industries Inc. which has primary responsibility for the integrity and objectivity of the statements. The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include, where necessary, certain estimates and judgments by management deemed appropriate in light of existing circumstances.

Management is also responsible for maintaining a system of internal accounting controls designed to provide reasonable assurance that transactions are properly authorized and recorded and the Company's assets are safeguarded against material loss and unauthorized use or disposal. To accomplish this, management has developed prescribed policies and procedures encompassing all facets of the Company's accounting system. These policies and procedures are continuously monitored by management and are updated or modified as needed.

The fiscal 2002 financial statements of the Company have been audited by Grant Thornton LLP, independent certified public accountants. Their accompanying report is based on an audit conducted in accordance with auditing standards generally accepted in the United States of America. As part of their audit, they perform a review of internal accounting controls and financial reporting matters for the purpose of determining the amount of reliance to place on those controls relating to the audit tests they perform.

The Company's Board of Directors maintains an Audit Committee consisting of outside directors who meet periodically with management and separately with the independent auditors to review financial reporting matters and to discuss issues relating to their audit.

Paul D. Meringolo, Chairman of the Board,   Richard G. Satin, Vice President of Operations
Chief Executive Officer and President       and General Counsel

Corporate Information and Directory

BOARD OF DIRECTORS

Paul D. Meringolo
Chairman of the Board,
Chief Executive Officer and President

Richard G. Satin
Vice President of Operations and
General Counsel

Bernard Wengrover
Certified Public Accountant

Dr. Philip F. Corso
Assistant Clinical Professor of
Surgery Emeritus - Yale University
School of Medicine; Senior Attending
and Emeritus Chief of Plastic Surgery Bridgeport and Norwalk Hospitals

Dr. Thomas A. Nicosia
Fellow of the American College of Cardiology. Affiliated with St. Francis and North Shore University Hospitals

EXECUTIVE OFFICERS

Paul D. Meringolo
Chairman of the Board,
Chief Executive Officer and President

Richard G. Satin
Vice President of Operations and
General Counsel

Daniel F. Marsh
Vice President - Sales and Marketing

Eric Liu
Vice President - International Operations

OPERATIONS MANAGEMENT

Victor Bacchioni
Corporate Controller

Steve Ferrera
Director of Sales and Marketing -
OEM Division

Anthony Gadzinski
Director of Alternate Care

William C. Gilbert
Vice President - Manufacturing John Kringel
Director of Marketing

Howard Laster
Vice President - National Accounts

Peter Meringolo
Director of International Marketing

Philip R. Meringolo
Director of Information Systems

INDEPENDENT AUDITORS

Grant Thornton LLP
One Huntington Quadrangle
Melville, New York 11747

REGISTRAR & TRANSFER AGENT

American Stock Transfer and Trust Company
59 Maiden Lane, Plaza Level
New York, New York 10038

SEC FORM 10-K

If you would like a copy of our Annual Report on SEC Form 10-K for the fiscal year ended March 31, 2002, you may obtain it without charge. Direct your request to Medical Action Industries Inc., Corporate Secretary, 800 Prime Place, Hauppauge, New York 11788.

DUPLICATE MAILINGS

When a stockholder owns shares in more than one account or when several stockholders live at the same address, they may receive multiple copies of the Annual Report or other mailings. For further information on how to eliminate multiple mailings, contact American Stock Transfer and Trust Company at (718) 921-8293.

COMPANY FACILITIES

Executive Offices
800 Prime Place
Hauppauge, New York 11788

Manufacturing/Distribution
Facilities
25 Heywood Road
Arden, North Carolina 28704

ANNUAL STOCKHOLDERS' MEETING

The Annual Stockholders' Meeting of Medical Action will be held on Thursday, August 15, 2002 at the New York Institute of Technology--de Seversky Conference Center, Northern Boulevard, Old Westbury, New York 11568.

A Form of Proxy and Proxy Statement is being mailed to stockholders of record with this report.

STOCK TRADING

Medical Action's common stock trades on the NASDAQ Stock MarketSM under the symbol MDCI. As of June 1, 2002, there were approximately 500 stockholders of record, which does not include approximately 3,500 beneficial owners of shares held in the names of brokers or other nominees. The following table sets forth, for the periods indicated, the high and low closing prices per share of Medical Action Common Stock as reported by the National Market tier of the NASDAQ Stock Market(SM):

                            Fiscal 2002       Fiscal 2001
                           High     Low      High     Low
                           ----     ---      ----     ---
First Quarter              8.95     3.91    4.00     3.00
Second Quarter             17.10    8.50    4.63     3.47
Third Quarter              22.63    13.31   3.94     3.00
Fourth Quarter             17.57    10.27   4.47     3.34

Medical Action Industries Inc.
Executive Offices: 800 Prime Place
Hauppauge, NY 11788
Telephone: (631) 231-4600  n  Fax: (631) 231-3075
E-mail: mdci@medical-action.com
Web site: www.medical-action.com